Exhibit 99.1

Toro Corp. Announces the Sale of the LPG Carrier Dream Syrax

Limassol, Cyprus, July 10, 2025 – Toro Corp. (NASDAQ: TORO) (“Toro”, or the “Company”), a global energy transportation services provider, announces that it has entered into an agreement with a wholly owned subsidiary of Robin Energy Ltd. (“Robin”), a Nasdaq-listed  entity controlled by our Chairman and Chief Executive Officer, for the sale of the Dream Syrax a 2015-built 5,000 cbm LPG Carrier vessel for a sale price of $18 million.

The terms of the transaction were approved by the independent and disinterested members of the Boards of Toro and Robin, respectively, following the negotiation and recommendation by special committees of the independent and disinterested directors of the Boards of Toro and Robin.

The vessel is expected to be delivered to its new owner during the third quarter of 2025 and is subject to the satisfaction of certain customary closing conditions.

About Toro Corp.

Toro Corp. is a global energy transportation services provider, operating a modern fleet of oceangoing vessels. Following the above mentioned transaction, the Company’s fleet will comprise of three LPG carriers and one MR tanker the acquisition agreement for which was announced on June 11, 2025, that transport petrochemical gases and refined petroleum products worldwide.

Toro is incorporated under the laws of the Republic of the Marshall Islands. The Company's common shares trade on the Nasdaq Capital Market under the symbol “TORO”.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including those related to the anticipated completion of the vessel sale and the timing of delivery of the vessel. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to the Company’s and its counterparty’s ability to consummate the transaction discussed herein, as well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov.  Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Toro Corp.
Email: ir@torocorp.com